UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[**X**]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

[__]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 001-34257

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UNITED FIRE GROUP 401(k) PLAN
(Full title of the plan)

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United Fire & Casualty Company
(Name of issuer of the securities held pursuant to the plan)

118 Second Avenue SE
Cedar Rapids, IA 52407
(Address of principal executive office)

United Fire Group 401(k) Plan

Report of Independent Registered Public Accounting Firm

Trustees and Participants
United Fire Group 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the United Fire Group 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Fire Group 401(k) Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
June 25, 2009

1

United Fire Group 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

		2008		2007
ASSETS				
Investments:				
Participant-directed investments, at fair value	$	**26,259,225**	$	33,989,895
Participant loans		**209,465**		157,130
Total investments		**26,468,690**		34,147,025
Receivables:				
Contribution receivable from plan sponsor		**94,568**		-
Dividend and interest receivable from plan sponsor		**19,335**		75,233
Total receivables		**113,903**		75,233
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$	**26,582,593**	$	34,222,258
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		**264,579**		(13,345)
NET ASSETS AVAILABLE FOR BENEFITS	$	**26,847,172**	$	34,208,913

See accompanying notes to financial statements.

United Fire Group 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS		
Investment income	$	878,642
Contributions:		
Participant		3,127,047
Rollover		555,064
Total contributions		3,682,111
Net realized and unrealized depreciation on fair value of investments		(9,760,072)
Total additions	$	(5,199,319)
DEDUCTIONS		
Benefit payments and withdrawals	$	2,159,702
Administrative expenses		2,720
Total deductions	$	2,162,422
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	$	(7,361,741)
NET ASSETS AVAILABLE FOR BENEFITS:		
AT BEGINNING OF YEAR	$	34,208,913
AT END OF YEAR	$	26,847,172

See accompanying notes to financial statements.

United Fire Group 401(k) Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007

NOTE 1. PLAN DESCRIPTION

The following description of the United Fire Group 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering all employees of the United Fire Group who have at least one hour of service and have attained the age of 21. The United Fire Group is comprised of United Fire & Casualty Company and its wholly owned subsidiaries: United Life Insurance Company, Lafayette Insurance Company, Addison Insurance Company, American Indemnity Financial Corporation, United Fire & Indemnity Company and Texas General Indemnity Company; and its affiliate United Fire Lloyds (collectively the "Companies"). United Fire & Casualty Company serves as the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions – Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary reduction. Participants have the option to contribute either through pretax 401(k) contributions, Roth 401(k) contributions or a combination of the two.

The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of each of the Companies shall direct. No contributions have been made by any of the Companies since the inception of the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Summary Plan Description. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers eighteen mutual funds, seven common collective trusts, and a self-directed account in which participants have access to a money market fund.

Vesting – Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the remainder of the participant account balances is based on years of continuous service with full vesting after two years. A participant with less than two years of credited service is not vested except in the event of the participant's death or disability while employed by one of the Companies, at which time the participant becomes 100 percent vested. Because no contributions by participating employers have been made since the inception of the Plan, there have been no unvested account balances since the inception of the Plan.

Forfeitures – Upon termination, the nonvested portion of a participant's account balance is forfeited. Forfeitures are to be used to first reduce the Plan's ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. Because there have been no unvested account balances since the inception of the Plan, there were no forfeited account balances included in the Plan's net assets available for benefits at December 31, 2008 or 2007.

Participant Loans – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years, except for the purpose of acquiring the participant's personal residence for which the term is commensurate with local prevailing terms, as determined by the Companies. The loans are secured by the balance in the participant's account and bear interest at a rate determined at the time of each loan by Charles Schwab Trust Company, who serves as the Plan custodian. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account or installment payments over a fixed period of time not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 ½.

If a benefit payment is distributed to the participant by check and remains unsettled after 180 days, the participant must contact the Plan administrator to have the check reissued. If the participant cannot be located and the amount is over $5,000, the check is cancelled and an account is reestablished for the participant. If the participant cannot be located and the amount is less than $5,000, the check is cancelled and the funds are forfeited back to the Plan.

Administrative Expenses – The Plan's administrative expenses are paid by either the Plan or the Companies, as provided by the Summary Plan Description. The Companies paid substantially all administrative expenses for 2008.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.

The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the Plan's financial statements.

Valuation of Participant-Directed Investments at Fair Value and Participant Loans – As required under GAAP, investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in fully benefit-responsive investment contracts through the Schwab Stable Value Fund, which is a common collective trust. Accordingly, the accompanying statements of net assets available for benefits presents the fair value and the corresponding adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan's interest in the Schwab Stable Value Fund, as well as all other common collective trusts, is based on information reported by the issuer of the respective common collective trust at year-end. The contract value of the Schwab Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized securities exchanges on the last business day of the year, which represents the net asset values of shares held by the Plan at the reporting date. Amounts held in the money market fund are stated at cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded as of the trade date.

Contributions – Participant contributions are made through payroll deductions and recorded in the period in which the deductions are made.

Withdrawals – Participant withdrawals are recorded upon distribution.

NOTE 3. FAIR VALUE MEASUREMENT

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, which was effective January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurement. Where applicable, SFAS No. 157 simplifies and codifies previously issued guidance on fair value.

In October 2008, the FASB issued FASB Staff Position ("FSP") SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," with an immediate effective date. FSP SFAS No. 157-3 amends SFAS No. 157 to clarify the application of fair value in inactive markets and allows for the use of management's internal assumptions about future cash flows with appropriately risk-adjusted discount rates when relevant observable market data does not exist. The objective of SFAS No. 157 has not changed and continues to be the determination of the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date.

SFAS No. 157, as amended, establishes a fair value hierarchy that requires management to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Plan's financial instruments are categorized into a three level hierarchy, which is based upon the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.

Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:

Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments.

Level 2: Valuations are based on quoted prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.

Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The following table presents the categorization of the Plan's financial instruments measured at fair value on a recurring basis in the accompanying statements of net assets available for benefits at December 31, 2008:

| Description | December 31, 2008 | | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
Investments				
Mutual funds	$ 19,416,639	$ 19,416,639	$ -	$ -
Common collective trusts	6,484,084	-	6,484,084	-
Personal choice retirement accounts	358,502	358,502	-	-
Participant loans	209,465	-	-	209,465
Total investments	$ 26,468,690	$ 19,775,141	$ 6,484,084	$ 209,465

The fair value of investments categorized as Level 1 is based on quoted market prices that are readily and regularly available.

The categorization of the common collective trusts as Level 2 is based on fair value information contained in the audited financial statements for each trust, provided by the Plan custodian, which allows management to evaluate the underlying assets that comprise each trust.

The categorization of participant loans as Level 3 is based on valuations observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the investment.

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

	Participant Loans
Balance, January 1, 2008	$ 157,130
Purchases, sales, issuances and settlements (net)	52,335
Balance, December 31, 2008	$ 209,465

NOTE 4. INVESTMENTS

The Charles Schwab Trust Company serves as the trustee of the Plan and the custodian of the Plan's assets. The Plan's investments that represented five percent or more of the Plan's net assets available for benefits at fair value as of December 31, 2008 and 2007 are as follows:

Identity of Issuer	Description of Investment	Shares	2008	2007
Artisan Funds	Artisan International Fund	115,040 shares at December 31, 2008 117,721 shares at December 31, 2007	$ 1,720,997	$ 3,517,504
First Eagle Fund of America, Inc.	First Eagle Fund of America	79,079 shares at December 31, 2008 67,948 shares at December 31, 2007	1,346,712	1,783,635
First Eagle Fund of America, Inc.	First Eagle Overseas Fund	87,428 shares at December 31, 2008 75,828 shares at December 31, 2007	1,453,056	1,757,684
American Funds	Growth Fund of America	114,953 shares at December 31, 2008 100,911 shares at December 31, 2007	2,335,854	3,406,746
Pacific Investment Mgmt Co LLC	Pimco Total Return Fd ClD	317,750 shares at December 31, 2008 263,810 shares at December 31, 2007	3,221,986	2,820,132
Selected Funds	Selected American Shares	56,721 shares at December 31, 2008 57,440 shares at December 31, 2007	1,618,815	2,744,466
T Rowe Price	T Rowe Price Mid Cap Value	104,067 shares at December 31, 2008 100,026 shares at December 31, 2007	1,485,034	2,246,573
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl	315,563 shares at December 31, 2008 284,538 shares at December 31, 2007	5,449,865	4,956,046

*Indicates a party-in-interest to the Plan.

The Plan recorded realized and unrealized appreciation or depreciation on the fair value of its investments for the year ended December 31, 2008 as follows:

Identity of Issuer	Description of Investment		Appreciation/ (Depreciation)
Mutual Funds			
Artisan Funds	Artisan International Fund	$	(1,675,724)
Century Shares Trust Co.	Century Shares Trust		(121,115)
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty		(191,445)
Columbia Funds	Columbia Acorn Fund CL Z		(389,724)
Dodge & Cox Fund	Dodge & Cox Balanced Fund		(572,416)
First Eagle of America, Inc.	First Eagle Fund of America		(674,484)
First Eagle of America, Inc.	First Eagle Overseas Fund		(513,050)
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced		(94,114)
American Funds	Growth Fund of America		(1,500,536)
Hartford Mutual Fund	Hartford Small Co Y		(18,034)
American Funds	High Income Trust R4		(132,788)
JP Morgan Asset Management	JP Morgan Divers Mid Cap Growth		(806,908)
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open		(278,626)
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D		(171,135)
Selected Funds	Selected American Shares		(1,078,598)
T Rowe Price	T Rowe Price Mid Cap Value		(815,331)
Charles Schwab & Co., Inc.*	Schwab S & P 500 Investment Shares		(755,122)
United Fire & Casualty Company*	United Fire Stock Fund		181,683
Common Collective Trusts			
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl		221,651
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2010		(124,636)
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2020		(97,998)
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2030		(72,923)
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2040		(65,325)
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2050		(12,812)
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Inc		(562)
		$	(9,760,072)

* Indicates a party-in-interest to the Plan.

NOTE 5. PLAN TERMINATION

Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the accounts of each affected participant become fully vested.

NOTE 6. FEDERAL INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service ("IRS") dated January 15, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code ("Code"), and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 7. RECONCILIATION OF THE PLAN'S FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of the net assets available for benefits as reported in the Plan's financial statements to the Form 5500, as investment contracts are reported at fair value on the Form 5500:

		December 31, 2008
Net assets available for benefits per the financial statements	$	26,847,172
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(264,579)
Net assets available for benefits per the Form 5500	$	26,582,593

The following is a reconciliation of the net decrease in net assets available for benefits as reported in the Plan's financial statements to the Form 5500, as investment contracts are reported at fair value on the Form 5500:

		December 31, 2008
Net decrease in net assets available for benefits per the financial statements	$	7,361,741
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		264,579
Net loss per the Form 5500	$	7,626,320

United Fire Group 401(k) Plan

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Identity of Issuer	Description of Investment	Shares	Current Value
Mutual Funds			
Artisan Funds	Artisan International Fund	115,040	$ 1,720,997
Century Shares Trust Co.	Century Shares Trust	17,019	244,727
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	8,439	312,318
Columbia Funds	Columbia Acorn Fund CL Z	33,094	586,090
Dodge & Cox Fund	Dodge & Cox Balanced Fund	17,615	902,924
First Eagle of America, Inc.	First Eagle Fund of America	79,079	1,346,712
First Eagle of America, Inc.	First Eagle Overseas Fund	87,428	1,453,056
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced	41,018	376,955
American Funds	Growth Fund of America	114,953	2,335,854
Hartford Mutual Fund	Hartford Small Co Y	2,547	33,394
American Funds	High Income Trust R4	36,180	282,927
JP Morgan Asset Management	JP Morgan Divers Mid Cap Growth	78,605	1,005,363
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	20,886	230,787
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	317,750	3,221,986
Selected Funds	Selected American Shares	56,721	1,618,815
T Rowe Price	T Rowe Price Mid Cap Value	104,067	1,485,034
Charles Schwab & Co., Inc.*	Schwab S & P 500 Investment Shares	91,332	1,268,605
United Fire & Casualty Company*	United Fire Stock Fund	119,033	990,095
Common Collective Trust			
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl	315,563	5,449,865
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2010	30,841	376,881
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2020	22,616	275,916
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2030	13,320	163,300
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2040	11,279	136,361
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2050	10,854	67,296
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Inc	1,432	14,465
Personal Choice Retirement			
Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts		358,502
Total participant-directed investments at fair value			26,259,225
Participant loans (maturing 2009 through 2020 at interest rates ranging from 5% - 9.25%)			209,465
Total assets held for investment purposes			$ 26,468,690

  * Indicates a party-in-interest to the Plan.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan

Date: June 25, 2009

By: /s/ Randy A. Ramlo

Randy A. Ramlo
President and Chief Executive Officer

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-107041) pertaining to the United Fire Group 401(k) Plan of United Fire & Casualty Company of our report dated June 25, 2009, with respect to the financial statements and schedule of the United Fire Group 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
June 25, 2009